UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934

DIONEX CORPORATION
(Name of Subject Company)

DIONEX CORPORATION
(Name of Person Filing Statement)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

254546104
(CUSIP Number of Class of Securities)

Dr. Frank Witney
President and Chief Executive Officer
Diamond Corporation
1228 Titan Way
Sunnyvale, California 94085
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)

With a copy to:
Jodie M. Bourdet
Jennifer Fonner DiNucci
Cooley LLP
101 California Street, Fifth Floor
San Francisco, CA 94111
(415) 693-2054
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 consists of the following documents relating to a planned tender offer by Weston D Merger Co. (“Purchaser”), a wholly owned subsidiary of Thermo Fisher Scientific Inc. (“Thermo Fisher”), for all outstanding shares of Dionex Corporation (“Dionex”), to be commenced pursuant to an Agreement and Plan of Merger, dated as of December 12, 2010, by and among Thermo Fisher, Purchaser and Dionex:
1.	Press release of Dionex and Thermo Fisher dated December 13, 2010

2.	Investor presentation dated December 13, 2010

3.	Transcript of investor conference call held on December 13, 2010

4.	Letter to Dionex employees from Frank Witney, Chief Executive Officer of Dionex, dated December 13, 2010

5.	Letter to Dionex employees from Marc Casper, Chief Executive Officer of Thermo Fisher, dated December 13, 2010
Important note to investors
The planned tender offer described herein has not yet commenced. The information contained herein is not an offer to buy or the solicitation of an offer to sell securities. At the time the planned tender offer is commenced, Thermo Fisher (or a wholly owned subsidiary of Thermo Fisher) will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and Dionex will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before making any decision to tender securities in the planned tender offer. Those materials will be made available to Dionex’s stockholders at no expense to them. In addition, all of those materials (and all other tender offer documents filed with the SEC) will be made available at no charge on the SEC’s website: www.sec.gov.

1.	Press release of Dionex and Thermo Fisher dated December 13, 2010
FOR IMMEDIATE RELEASE
Thermo Fisher Scientific to Acquire Dionex Corporation
•	Creates a Leading Chromatography Offering by Adding Dionex’s Ion and Liquid Chromatography Portfolio to Thermo Fisher’s Existing Chromatography Capabilities

•	Improves Performance and Productivity for Customers by Combining Thermo Fisher’s Leadership in Mass Spectrometry with Dionex’s Leading Chromatography Offering

•	Strengthens Software Growth Platform by Combining Dionex’s Gold Standard Chromatography Data System with Thermo Fisher’s Leading Laboratory Information Management Systems

•	Expands Presence in Attractive Applied Markets, Including Environmental Analysis, Water Testing and Food Safety

•	Increases Thermo Fisher’s Footprint in China and Other Growing Asia-Pacific Markets

•	Expected to be Accretive to Adjusted Earnings per Share by $0.13 to $0.15 in First 12 Months Post-Close; Expected to Generate $60 million in Total Operating Synergies in Year Three
WALTHAM, Mass. and SUNNYVALE, Calif. — (December 13, 2010) — Thermo Fisher Scientific (NYSE: TMO), the world leader in serving science, and Dionex Corporation (NASDAQ: DNEX), a leading manufacturer and marketer of chromatography systems, today announced that their Boards of Directors have unanimously approved a transaction under which Thermo Fisher will acquire all of the outstanding shares of Dionex for $118.50 per share in cash, or a total purchase price of approximately $2.1 billion. The transaction is not conditioned on financing and is expected to be completed in the first quarter of 2011.
Under the terms of the agreement, Thermo Fisher will commence a tender offer to acquire all of the outstanding shares of Dionex common stock for $118.50 per share in cash. The consideration represents a 21% premium to Dionex’s closing stock price on December 10, 2010, the last trading day prior to today’s announcement and a 32% premium to Dionex’s average closing stock price over the last 60 trading days. Thermo Fisher expects to realize total operating synergies of $60 million in year three following the transaction’s close through a combination of cost savings and revenue enhancements. The transaction is expected to be immediately accretive to Thermo Fisher’s adjusted earnings per share by $0.13 to $0.15 in the first 12 months following the close. Adjusted earnings per share and adjusted operating income are non-GAAP measures that exclude certain items detailed later in this press release under the heading “Use of Non-GAAP Financial Measures.”
Dionex, based in Sunnyvale, Calif., introduced the first ion chromatography system for water analysis shortly after its founding in 1975 and has consistently grown through innovation and global expansion. Today, the company has more than 1,600 employees in 21 countries spanning six continents, including a significant presence in the Asia-Pacific region. Dionex will be integrated into Thermo Fisher’s Analytical Technologies Segment.
“We believe the combination of Thermo Fisher and Dionex is extremely compelling from a technology, market and financial perspective,” said Marc N. Casper, president and chief executive officer of Thermo Fisher. “Dionex’s strength in chromatography instruments, software and consumables complements our leading positions in mass spectrometry and laboratory information management systems. The transaction, which we expect to be immediately accretive, is consistent with our strategy of accelerating growth by increasing our depth of capabilities to serve attractive end markets. Specifically, it complements our strong presence in China, where we’ve established the headquarters for our global environmental instruments business and continue to build our commercial infrastructure to meet the needs of customers in growing water quality, consumer safety and life sciences markets.”
“We are pleased to be joining Thermo Fisher and are excited about the opportunities we will have as part of the world leader in serving science,” said Frank Witney, president and chief executive officer of Dionex. “Thermo Fisher’s commitment to innovation will fuel our ongoing technology development, and their global manufacturing and commercial presence will significantly strengthen our ability to deliver quality products and services to our customers around the world. This transaction offers immediate and significant value for our shareholders, as well as the opportunity for our customers and employees to benefit from combining two highly complementary organizations. We look forward to working closely with the Thermo Fisher team to ensure a smooth transition and complete the transaction as expeditiously as possible.”
Mr. Casper continued, “We are delighted to welcome Dionex’s talented and dedicated employees to our team. Together, we will offer our customers new solutions based on a powerful combination of leading instruments, software, consumables and services.”
Benefits of the Transaction
•	Creates a Leading Chromatography Offering: The transaction brings two complementary chromatography portfolios together to create the most extensive chromatography instruments, software and consumables offering in the industry. Specifically, it combines Dionex’s ion and liquid chromatography systems and consumables with Thermo Fisher’s gas chromatography systems and consumables.

•	Improves Performance and Productivity: Customers will benefit from the combination of Thermo Fisher’s leadership in mass spectrometry with Dionex’s comprehensive chromatography offering. By integrating these leading technologies and related software, Thermo Fisher will be able to deliver exceptional performance and productivity for customers through improved sample analysis and data management.

•	Strengthens Software Growth Platform: Dionex’s gold standard chromatography data system coupled with Thermo Fisher’s leading enterprise laboratory information management systems creates the most comprehensive desktop and enterprise software capabilities in the industry. This combination will significantly improve performance, productivity and compliance for customers to maximize their return on investment.

•	Expands Presence in Applied Markets: Thermo Fisher will benefit from Dionex’s significant customer base and relationships in attractive applied markets, including environmental analysis, food safety and other industrial sectors. Through this combination, Thermo Fisher will be able to deliver unmatched analytical solutions for a growing range of testing needs, particularly water analysis, where growth is driven by new regulatory requirements and increased testing in developing countries such as China.

•	Increases Footprint in Asia-Pacific: Dionex currently generates more than 35% of its revenues in Asia-Pacific and other emerging high-growth geographies. The company has a history of growth in the region by establishing a strong reputation through its well-regarded direct sales and service presence there. This transaction is consistent with Thermo Fisher’s strategy of investing to increase its footprint in Asian markets, such as China and India, as well as other strategic growth markets, like Brazil.

•	Offers Significant Synergies: The transaction is expected to generate a total of approximately $60 million of cost and revenue synergies in year three after the transaction’s close. This includes approximately $40 million from cost-related synergies and $20 million of adjusted operating income benefit from revenue-related synergies.
Mr. Casper concluded, “The acquisition of Dionex is another example of the great progress we’re making in executing on our strategy to accelerate growth. We have invested in technology innovation, Asia expansion and complementary acquisitions — all to strengthen our growth opportunities in attractive end markets. We are focused on these strategic investments because they create value for all our key stakeholders — customers, employees and shareholders.”
Financing and Approvals
Thermo Fisher intends to use cash on hand and proceeds from committed financing from Barclays Capital and J.P. Morgan Securities LLC to facilitate the transaction. The transaction, which is expected to be completed in the first quarter of 2011, is subject to the satisfaction of customary closing conditions, including applicable regulatory approvals.
Advisors
Barclays Capital and J.P. Morgan Securities LLC are acting as financial advisors to Thermo Fisher, and Wachtell, Lipton, Rosen & Katz is serving as legal counsel. Goldman, Sachs & Co. is acting as financial advisor to Dionex, and Cooley LLP is serving as legal counsel.
Use of Non-GAAP Financial Measures
In addition to financial measures prepared in accordance with generally accepted accounting principles (GAAP), we use the non-GAAP financial measures adjusted operating income and adjusted earnings per share. Adjusted operating income excludes restructuring and other costs/income and amortization of acquisition-related intangible assets. Adjusted earnings per share also excludes certain other gains and losses, tax provisions/benefits related to the previous items, benefits from tax credit carryforwards, the impact of significant tax audits or events and discontinued operations. We exclude the above items because they are outside of our normal operations and/or, in certain cases, are difficult to forecast accurately for future periods. We believe that the use of non-GAAP measures helps investors to gain a better understanding of our core operating results and future prospects, consistent with how management measures and forecasts the company’s performance, especially when comparing such results to previous periods or forecasts.
Conference Call and Webcast
     Thermo Fisher and Dionex will host a conference call and Webcast at 8:30 a.m. EST today to provide more information on this announcement. The Webcast and accompanying slides can be accessed at www.thermofisher.com and www.dionex.com. An audio archive of the call will be available on both companies’ Websites until December 27, 2010, at 11:59 pm EST.

Conference Call Dial-in:	Domestic:	(866) 610-1072
	International:	(973) 935-2840
	Passcode:	31400437

Replay Dial-in:	Domestic:	(800) 642-1687
	International:	(706) 645-9291
	Passcode:	31400437

About Thermo Fisher
Thermo Fisher Scientific Inc. (NYSE: TMO) is the world leader in serving science. Our mission is to enable our customers to make the world healthier, cleaner and safer. With revenues of more than $10 billion, we have approximately 35,000 employees and serve customers within pharmaceutical and biotech companies, hospitals and clinical diagnostic labs, universities, research institutions and government agencies, as well as in environmental and process control industries. We create value for our key stakeholders through two premier brands, Thermo Scientific and Fisher Scientific, which offer a unique combination of continuous technology development and the most convenient purchasing options. Our products and services help accelerate the pace of scientific discovery, and solve analytical challenges ranging from complex research to routine testing to field applications. Visit www.thermofisher.com.
About Dionex
Dionex (NASDAQ:DNEX) is a global leader in the manufacturing and marketing of liquid chromatography and sample preparation systems, consumables, and software for chemical analysis. The company’s systems are used worldwide in environmental analysis and by the life sciences, chemical, petrochemical, food and beverage, power generation, and electronics industries. Our expertise in applications and instrumentation helps analytical scientists to evaluate and develop pharmaceuticals, establish environmental regulations, and produce better industrial products.
Safe Harbor Statement
The following constitutes a “Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements that involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in Thermo Fisher’s and Dionex’s respective quarterly and annual reports, under the caption “Risk Factors”, which are on file with the Securities and Exchange Commission (the “SEC”) and available on Thermo Fisher’s and Dionex’s respective websites. Additional important factors that could cause actual results to differ materially from those indicated by forward-looking statements include risks and uncertainties relating to: competition and its effect on pricing, spending, third-party relationships and revenues; the need to develop new products and adapt to significant technological change; implementation of strategies for improving growth; general worldwide economic conditions including economic conditions in the areas in which Thermo Fisher and Dionex sell products, and related uncertainties; dependence on customers’ capital spending policies and government funding policies; the effect of exchange rate fluctuations on international operations; demand for analytical instrumentation; the effect of healthcare reform legislation; use and protection of intellectual property; the effect of changes in governmental regulations; and the effect of laws and regulations governing government contracts, as well as the possibility that expected benefits related to the transaction may not materialize as expected; the transaction not being timely completed, if completed at all; prior to the completion of the transaction, Dionex’s business experiencing disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, licensees, other business partners or governmental entities; and the parties being unable to successfully implement integration strategies. While Thermo Fisher and/or Dionex may elect to update forward-looking statements at some point in the future, Thermo Fisher and Dionex specifically disclaim any obligation to do so, even if estimates change and, therefore, you should not rely on these forward-looking statements as representing our views as of any date subsequent to today.
Additional Information
The planned tender offer described in this release has not yet commenced. The description contained in this release is not an offer to buy or the solicitation of an offer to sell securities. At the time the planned tender offer is commenced, Thermo Fisher (or a wholly owned subsidiary of Thermo Fisher) will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and Dionex will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before making any decision to tender securities in the planned tender offer. Those materials will be made available to Dionex’s stockholders at no expense to them. In addition, all of those materials (and all other tender offer documents filed with the SEC) will be made available at no charge on the SEC’s website: www.sec.gov.
Contact Information:

Contacts for Thermo Fisher	Contacts for Dionex

Investors:	Craig McCollam
Ken Apicerno	408-481-4107
781-622-1294	craig.mccollam@dionex.com
ken.apicerno@thermofisher.com

Media:
Karen Kirkwood
781- 622-1306
karen.kirkwood@thermofisher.com
###

2. Investor presentation dated December 13, 2010
Thermo Fisher Scientific to Acquire Dionex Corporation December 13, 2010

Safe Harbor Statement The following constitutes a "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This presentation contains forward-looking statements that involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from those indicated by such forward- looking statements are set forth in Thermo Fisher Scientific's and Dionex' respective quarterly and annual reports, under the caption "Risk Factors", which are on file with the Securities and Exchange Commission (the "SEC") and available on Thermo Fisher Scientific's and Dionex' respective websites. Additional important factors that could cause actual results to differ materially from those indicated by forward-looking statements include risks and uncertainties relating to: competition and its effect on pricing, spending, third-party relationships and revenues; the need to develop new products and adapt to significant technological change; implementation of strategies for improving growth; general worldwide economic conditions including economic conditions in the areas in which Thermo Fisher Scientific and Dionex sell products, and related uncertainties; dependence on customers' capital spending policies and government funding policies; the effect of exchange rate fluctuations on international operations; demand for analytical instrumentation; the effect of healthcare reform legislation; use and protection of intellectual property; the effect of changes in governmental regulations; and the effect of laws and regulations governing government contracts, as well as the possibility that expected benefits related to the transaction may not materialize as expected; the transaction not being timely completed, if completed at all; prior to the completion of the transaction, Dionex' business experiencing disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, licensees, other business partners or governmental entities; and the parties being unable to successfully implement integration strategies. While Thermo Fisher Scientific and/or Dionex may elect to update forward-looking statements at some point in the future, Thermo Fisher Scientific and Dionex specifically disclaim any obligation to do so, even if estimates change and, therefore, you should not rely on these forward-looking statements as representing our views as of any date subsequent to today.

Use of Non-GAAP Financial Measures In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), we use certain non-GAAP financial measures, including adjusted EPS and adjusted operating income, which exclude restructuring and other costs/income and amortization of acquisition-related intangible assets. Adjusted EPS also excludes certain other gains and losses, tax provisions/benefits related to the previous items, benefits from tax credit carryforwards, the impact of significant tax audits or events and discontinued operations. We exclude the above items because they are outside of our normal operations and/or, in certain cases, are difficult to forecast accurately for future periods. We also use a non-GAAP measure, free cash flow, which excludes operating cash flows from discontinued operations and deducts net capital expenditures. We believe that the use of non-GAAP measures helps investors to gain a better understanding of our core operating results and future prospects, consistent with how management measures and forecasts the company's performance, especially when comparing such results to previous periods or forecasts. Additional Information: The planned tender offer described in these materials has not yet commenced. The description contained in these materials is not an offer to buy or the solicitation of an offer to sell securities. At the time the planned tender offer is commenced, Thermo Fisher Scientific (or a wholly owned subsidiary of Thermo Fisher Scientific) will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the "SEC"), and Dionex will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before making any decision to tender securities in the planned tender offer. Those materials will be made available to Dionex' stockholders at no expense to them. In addition, all of those materials (and all other tender offer documents filed with the SEC) will be made available at no charge on the SEC's website: www.sec.gov.

Thermo Fisher Scientific

We are the leading provider of analytical instruments, equipment, reagents and consumables, software and services for research, analysis, discovery and diagnostics.

Depth
- Innovative products
- Applications expertise
- Scientific productivity partner

Leading Brands
- Thermo Scientific: innovation
- Fisher Scientific: convenience

The world leader in serving science

4

Thermo Fisher SCIENTIFIC

Thermo Fisher Scientific $10+ billion in revenues 35,000+ employees in 40 countries 350,000 customers in 150 countries #234 on Fortune 500 Innovative products Applications expertise Scientific productivity partner Thermo Scientific: innovation Fisher Scientific: convenience Leading Brands The world leader in serving science Scale Depth

Dionex Corporation (NASDAQ: DNEX)

DIONEX

Key End Markets

Environmental

Life Science & Drug Discovery

Food & Beverage

Asia / Pacific 35%
North America 29%
Europe 36%

5

ThermoFisher SCIENTIFIC

Dionex Corporation (NASDAQ: DNEX) A leading manufacturer and marketer of chromatography instruments, software, consumables and related services Fiscal year 2010 Revenue: $420 million 1,600+ employees Key End Markets Life Science & Drug Discovery Environmental Food & Beverage Deals North America 29 Europe 36 Asia / Pacific 35

Key Transaction Highlights $118.50 per share (all cash) - total enterprise value of approximately $2.1 billion Represents 21% premium above closing price on 12/10/10 and 32% premium to average closing stock price over last 60 trading days Funded through cash on hand and committed financing Offer Details Accretion Roadmap to Completion Commence tender offer shortly Customary regulatory approvals Hart-Scott-Rodino (HSR) and certain foreign jurisdictions Expected to close in Q1 2011 Expected to be immediately accretive to adjusted EPS Accelerates adjusted EPS growth rate

Accelerates Growth Opportunities and Creates Shareholder Value Compelling strategic rationale Increases presence in growing applied markets - environmental, water, food safety Expands Thermo Fisher's footprint in Asia-Pacific, particularly China and India, as well as other emerging geographies Customers and Markets Technology Financial Creates a leading chromatography offering Complements Thermo Fisher's industry-leading mass spectrometry technologies and deep applications expertise Significantly strengthens software capabilities Immediately accretive to adjusted EPS and adjusted EPS growth rate Offers significant opportunities for cost and revenue synergies, as well as expected tax efficiencies

Addition of Dionex Provides Exciting Growth Opportunities Ion Chromatography Systems Leading technology and market presence De facto standard for global water quality testing Strong environmental and food safety market presence Complements our gas chromatography product lines Liquid Chromatography Systems UHPLC-ready across entire platform Growing position in life sciences markets Comprehensive columns offering Benefit from Thermo Fisher commercial reach Chromatography Data Systems Gold standard performance Growing position across all markets Complementary to our leading laboratory information management systems Complements Our Leading Mass Spectrometry Offering Great liquid chromatography front end for mass spec Deep applications expertise creates integrated solutions Expands reach in growing applied markets Leading technology and performance across entire portfolio

Significant Financial Benefits Total of $60 million in operating synergies in year three; $15 million in first full year Cost synergies: $40 million adjusted operating income benefit Reduced public company costs Overhead and SG&A leverage Direct and indirect purchasing leverage Productivity enhancements through PPI and PPI Lean Revenue synergies: $20 million adjusted operating income benefit Dionex liquid chromatography instruments and consumables through Thermo Fisher's commercial reach Thermo Fisher mass spectrometry instruments to Dionex's customer base Greater tax efficiencies from leveraging Thermo Fisher's global structure Expected to add $0.13 to $0.15 of adjusted EPS in first 12 months post-close Proven ability to integrate acquisitions and achieve synergy targets

Summary Highly complementary strategic fit Significantly enhances instruments, software, consumables and services offering Expands presence in high growth markets Immediately accretive Accelerates growth and creates significant shareholder value

3. Transcript of investor conference call held on December 13, 2010
Event ID: 3594602
Culture: en-US
Event Name: Thermo Fisher Scientific to Acquire Dionex Corporation Conference Call
Event Date: 2010-12-13T13:30:00 UTC
C: Ken Apicerno;Thermo Fisher Scientific, Inc.;VP of IR
C: Marc Casper;Thermo Fisher Scientific, Inc.;President, CEO
C: Frank Witney;Dionex Corporation;President, CEO
C: Pete Wilver;Thermo Fisher Scientific, Inc.;SVP, CFO
P: Quintin Lai;Robert W. Baird;Analyst
P: Jon Wood;Jefferies & Company;Analyst
P: Marshall Urist;Morgan Stanley;Analyst
P: Doug Schenkel;Cowen and Company;Analyst
P: Tycho Peterson;JPMorgan;Analyst
P: Peter Lawson;Mizuho Securities;Analyst
P: Sung Ji Nam;Gleacher & Company;Analyst
P: Dan Leonard;Leerink Swann;Analyst
P: Derik De Bruin;UBS;Analyst
P: Operator;;
P: Michael Cherny;Deutsche;Analyst;
P: Valerie Dixon;Citi;Analyst;
+++ presentation
Operator: Ladies and gentlemen, thank you for standing by. Welcome to today’s conference call and webcast to discuss Thermo Fisher’s acquisition of Dionex. At this time, all participants have been placed in a listen-only mode, and the floor will be open for your questions following the presentation. (Operator Instructions)
In the interest of time, management requests that you please limit yourself to one question and one single follow-up. (Operator Instructions).
Thank you. I would now like to turn the call over to Mr. Ken Apicerno, Vice President of Investor Relations at Thermo Fisher Scientific. Please go ahead, sir.
Ken Apicerno: Thank you, and good morning, everyone. Welcome to the conference call to discuss Thermo Fisher’s acquisition of Dionex, which was announced earlier this morning.
On the call today we have Marc Casper, our President and Chief Executive Officer; Pete Wilver, our Chief Financial Officer; and we are also joined by Frank Witney, President and Chief Executive Officer of Dionex.
We will be using a slide presentation during today’s call. The presentation is available in the Investor Relations section of both Thermo Fisher’s and Dionex’s websites. After the prepared remarks, Marc, Pete and Frank will be available to take your questions.
During the call, we will be making certain forward-looking statements, so please review the Safe Harbor language found in our presentation on slide 2.

So before we begin, let me briefly cover our Safe Harbor statement. Various remarks that we may make about the Company’s future expectations, plans and prospects constitute forward-looking statements for purposes of the Safe Harbor provisions under the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including those discussed in Thermo Fisher’s and Dionex’s respective quarterly and annual reports, under the caption Risk Factors, which are on file with the Securities and Exchange Commission and available on each company’s respective websites, as well as the possibility that expected benefits related to the transaction may not materialize as expected, the transaction not being timely completed, if completed at all, prior to the completion of the transaction, Dionex’s business experience disruptions due to transaction-related uncertainty or other factors, making it more difficult to maintain relationships with employees, licensees, other business partners or governmental entities, and the parties being able to successfully implement integration strategies.
While we may elect to update forward-looking statements at some point in the future, we specifically disclaim any obligation to do so, even if our estimates change; therefore, you should not rely on these forward-looking statements as representing our views as of any date subsequent to today.
Also during the call, we will be referring to certain financial measures not prepared in accordance with generally accepted accounting principles, or GAAP, such as adjusted EPS, adjusted operating income and free cash flow. We believe that use of non-GAAP measures helps investors to gain a better understanding of our core operating results and future prospects, consistent with how management measures and forecast the Company’s performance, especially when comparing such results to previous periods or forecasts.
So with that, I will now turn the call over to Marc.
Marc Casper: Thank you, Ken, and good morning, everyone, and thank you for joining us on such short notice. As Ken mentioned, I’m here with Pete Wilver, and we are pleased to be joined by Frank Witney, the CEO of Dionex.
Let me begin by saying we are very excited about this transaction, which is extremely compelling from a technology, market and financial perspective. As you know, at Thermo Fisher, we have been executing on our strategy of effectively deploying our capital to create long-term shareholder value. This includes making strategic acquisitions that strengthen our competitive position as a global industry leader.
Acquiring Dionex is consistent with our strategy of accelerating growth by increasing our depth of capabilities to serve attractive end markets. It offers technologies that are complementary to our leading scientific instruments offering, and expands our presence in growing applied markets, such as environmental analysis, water testing and food safety. It also strengthens our market presence in Asia-Pacific region, where, as you know, we have been making significant investments to expand in China to serve the specific needs of our customers there.
Before we review the details of this transaction, I would like to ask Frank to say a few words on today’s announcement. Frank?
Frank Witney: Thank you, Marc. Let me begin by saying that I share Marc’s sentiments that this is a very exciting transaction that offers significant benefits for all of our stakeholders. First, this transaction offers immediate and significant value for all our shareholders. Dionex shareholders will receive $118.50 per share in cash for each share of Dionex stock they own. This represents a 32% premium to our average closing stock price over the last 60 trading days. This valuation recognizes all of the hard work and effort that has gone into making Dionex the company that it is today.
I want to thank all of our employees for their contributions and their continuing focus on serving our customers by providing top-quality products and services.
We are truly excited about what this transaction represents for Dionex customers. Thermo Fisher’s commitment to innovation will fuel our ongoing technology development and their global manufacturing and commercial presence will significantly strengthen our ability to serve our customers around the world.
Thermo Fisher has a culture that values innovation and excellent customer service, just as we do. As part of a larger organization, we also believe there will be significant opportunities for our employees to continue to develop their careers.
In summary, we are pleased to be joining Thermo Fisher and are excited about the opportunities that it will present. All of us at Dionex are proud of what we have accomplished and we look forward to working with the Thermo Fisher team to ensure a smooth and seamless transition. I hope you share our enthusiasm about the many benefits we expect from this transaction. With that, I will now turn the call back to Marc.
Marc Casper: Thank you, Frank. Turning back now to the presentation, slide 4 provides an overview of Thermo Fisher. I think most of you on the call know who we are. This highlights our industry-leading scale, depth of capabilities and leading brands.
Turning to slide 5, for those of you who aren’t familiar with Dionex, it is a leading manufacturer and marketer of chromatography systems, serving life sciences and drug discovery markets as well as growing applied markets, including environmental analysis, food safety, and other industrial sectors. More specifically, Dionex is a leading provider of ion chromatography technologies having introduced the first ion chromatography system for water analysis shortly after its founding in 1975.
The Company has consistently grown since then through a combination of innovation and global expansion. Today, Dionex has more than 1600 employees in 21 countries spanning six continents and generated $420 million in revenues in their fiscal 2010.
As you can see from the pie chart, Dionex generates more than 70% of its revenues outside North America, with a significant presence in the Asia-Pacific region, which has been a key growth area and investment focus for Thermo Fisher. In fact, 35% of Dionex’s revenues are generated in Asia-Pacific, and this provides a great opportunity for Thermo Fisher to increase our footprint in those markets.
Before I discuss some of the strategic benefits of this combination in greater detail, let me provide a quick overview of the deal terms, which you can see on slide 6. This is an all-cash tender offer for a total purchase price of approximately $2.1 billion. The consideration represents a 21% premium to Dionex’s closing stock price on December 10, the last trading day prior to today’s announcement.
Also, as Frank said, the purchase price represents a 32% premium to Dionex’s average closing stock price over the last 60 trading days. This is an accretive transaction and is not conditioned on financing. We will fund this transaction through cash on hand and proceeds from committed financing from Barclays and JPMorgan.
We intend to commence the tender offer shortly, and this transaction is subject to customary closing conditions, including applicable regulatory approvals. We expect to complete this transaction in the first quarter of 2011.
As the title of slide 7 highlights, the combination with Dionex accelerates Thermo Fisher’s growth opportunities and creates shareholder value by bringing complementary technologies, expanding our customer base and markets and generating strong financial benefits.
So let me start with technology. This combination creates an incredible chromatography offering. It brings together two highly complementary portfolios to provide the most extensive chromatography instrument, software and consumables offering in the industry. Specifically, it combines Dionex’s ion and liquid chromatography instruments and consumables with Thermo Fisher’s existing chromatography instruments and consumables.
This offering is even stronger when you combine it with our leading mass spectrometry platform. By bringing together our deep applications expertise in mass spec with Dionex’s chromatography capabilities, Thermo Fisher will be able to deliver exceptional performance and productivity for customers by helping them to improve sample analysis and data management.
When it comes to data management, you know we are the leader in laboratory information management systems. By adding Dionex’s gold standard chromatography data systems, we are creating a terrific opportunity to grow by becoming the industry standard in software capabilities. This increases laboratory efficiency for our customers and allows them to maximize their return on investment.

This transaction is also consistent with our focus on expanding in key growth markets. We will benefit from Dionex’s significant customer base and relationships in attractive and growing applied markets such as environmental analysis, water testing, as well as food safety and other industrial sectors. Through this combination, Thermo Fisher will be able to deliver unmatched analytical solutions for a growing range of testing needs. In water analysis for example, growth is driven by new regulatory requirements and increased testing in developing countries such as China. This transaction is consistent with our strategy of investing to increase our footprint in growing Asian markets.
You have heard me talk a lot about our recent initiatives in the Asia-Pacific region. To remind you, we have established the headquarters for our global environmental instruments business there within the past couple of years. We also continue to build our commercial infrastructure to meet the needs of customers in growing water quality, consumer safety, and life sciences markets.
As I mentioned, Dionex currently generates more than 35% of its revenues in Asia-Pacific and other emerging high-growth geographies, where it has a well-regarded direct sales and service presence. We’ve made great progress in the region and joining forces will enable us to serve this growth market even better.
From a financial perspective, we expect this transaction to be immediately accretive to adjusted EPS and will also accelerate our adjusted EPS growth rate. In addition, this transaction offers significant opportunities for cost and revenue synergies, as well as tax efficiencies, which Pete will discuss in a little bit more detail in a minute.
In summary, this deal is compelling from a technology, market and financial perspective, and that all adds up to creating shareholder value.
Let me tell you why I am so excited about the growth opportunities this represents. Slide 8 provides a quick snapshot of the leading technologies Dionex brings to the table and how these, combined with our leadership in mass spectrometry instruments and software, gives us the opportunity to accelerate growth.
As you probably know, Dionex has the leading market position in ion chromatography, which is the de facto standard for water quality testing around the world. With its strong presence in other high-growth applied markets such as environmental and food safety, this transaction allows us to take our instrumentation offerings to an even broader customer base.
In liquid chromatography, Dionex has a complete portfolio of instruments that are all UHPLC-ready. This is important, because it means these instruments can operate at both conventional pressures and ultra-high pressure, which is a huge advantage for our customers. We are excited about this offering because it creates the strongest technology portfolio in our industry, and when combined with Thermo Fisher’s commercial presence, gives us a significant advantage in the marketplace.
Dionex has a great portfolio, it has done extremely well over the years, and combined with Thermo Fisher’s scale and commercial breadth, we know this business has a very strong future.
Another exciting growth opportunity is software. Combining Dionex’s gold standard performance in chromatography data systems with our leading enterprisewide laboratory information management systems significantly strengthens our software offerings, which is very compelling for our customers.
Finally, you know us as the leader in mass spectrometry, and this transaction complements our offering, adding Dionex’s great front-end chromatography system to our mass spec platform. This combination will enable us to create more integrated solutions for customers based on deep applications expertise of both companies. We also look forward to increasing the market penetration of our Triple Quad technology by serving Dionex’s liquid chromatography customers.
For example, Dionex’s unique high-throughput tandem UHPLC, coupled with our high-sensitivity Triple Quad life science mass spec, will increase the speed and resolution of targeted analysis in environmental labs. A couple great examples of this are the analysis of pesticides as well as pharmaceuticals in water.
Now, I would like to turn the call over to Pete Wilver, our Chief Financial Officer, who will discuss the financial details of this transaction. Pete?
Pete Wilver: Thanks, Marc. Good morning everyone. I would like to start by saying how excited I am about this transaction and the opportunities it provides to accelerate our growth.
As Marc has been describing, we think this deal provides significant financial benefits that will create compelling shareholder value.
Turning to slide 9, this transaction is expected to generate approximately $60 million of total operating synergies in the third year following the transaction’s close, with $15 million realized in the first full year. This includes approximately $40 million from cost-related synergies, which are expected to come from four primary drivers, as you can see on the slide — reduced public company costs, overhead and SG&A leverage, direct and indirect purchasing leverage and productivity enhancements through our PPI and PPI Lean productivity programs.
This transaction is also expected to result in approximately $20 million of adjusted operating income contribution from revenue-related synergies. We expect to achieve this by leveraging our commercial reach to increase sales of Dionex’s chromatography instruments and consumables, and we are also excited about further penetrating Dionex’s complementary customer base with our leading mass spectrometry technologies.

In addition, we expect to benefit from greater tax efficiencies by leveraging Thermo Fisher’s global structure.
In terms of the impact on Thermo Fisher’s earnings per share, this transaction is expected to be accretive to our adjusted EPS by $0.13 to $0.15 in the first full year following the close.
In summary, we have a proven track record of integrating acquisitions and achieving our synergy targets, so I am confident that we can achieve these goals.
Now I will turn the call back to Marc for some closing comments before we take your questions.
Marc Casper: Thanks, Pete. Turning now to slide 10, as we wrap up before Q&A, let me summarize the key points of the call and why we are so enthusiastic about this transaction.
First, it is a highly complementary strategic fit. It significantly enhances our instruments, software, consumables and services offering. It expands our presence in high-growth markets, and financially, it is immediately accretive.
When you add it all up, this transaction accelerates our growth and creates significant shareholder value for the long-term. This acquisition is consistent with the actions we have been focused on all year — investing in technology innovation, expanding in high-growth markets such as Asia, and adding complementary acquisitions, all to strengthen our growth opportunities for the future.
With that, I would like to open up the call to questions. Operator?
+++ q-and-a
Operator: (Operator Instructions). Quintin Lai, Robert W. Baird.
Marc Casper: Good morning, Quintin. Quintin, we lost you.
Operator: Quintin Lai, your phone line is open. His question has been withdrawn. Ross Muken, Deutsche Bank.
Michael Cherny: Hey guys, it’s Mike here for Ross, and congratulations on the deal. So just to dive in a little bit more on the LC side, can you just give us a little more color on Dionex’s current market share in both the US versus abroad, and then specifically what customer segments they have the greatest position in?
Marc Casper: You know, in terms of specific market shares, we don’t comment. But typically, you would see Dionex from a chromatography perspective as the third-largest chromatography company globally, with great strength in markets around the world. Probably on a relative basis, a higher share in Asia-Pacific than others and — if you look at it from that perspective.

Michael Cherny: Great. And then just quickly, Pete, you mentioned some of the tax efficiencies. How quickly do you think you guys can get started on working those tax efficiencies, in addition to the synergy targets you laid out?
Pete Wilver: Well, we would expect those to kick in relatively quickly, so pretty much as soon as we can fold Dionex into our global structure. So that would begin happening in the first full year.
Michael Cherny: Awesome. Congratulations again.
Marc Casper: Thank you.
Operator: Quintin Lai, Robert W. Baird.
Quintin Lai: Hey, I’m sorry about that. I apologize. Did anyone ask what is the — right now, what you think the overlap is in terms of the products that you and Dionex have?
Marc Casper: This is an incredibly complementary acquisition, if you think about it. First of all, Dionex has an impeccable reputation in chromatography. We are a leader in both laboratory information management systems and mass spec. These technologies are used together, and that makes it very, very much a complementary acquisition.
When you look purely at the chromatography area, Thermo Fisher has strength in gas chromatography, which is additive to Dionex’s portfolio. And in things like liquid chromatography, only about half of our mass specs today use our liquid chromatograph, so it is a great opportunity to have better penetration in terms of liquid chromatography as well.
Quintin Lai: And then with respect to the cost of the debt, Pete, any first thoughts of what that might come out at for modeling purposes, when you were doing the accretion?
Pete Wilver: Well, certainly, it would depend on what the financing rates are when we finally finance the deal, and it would depend on the tender. But we are looking at something in the range of 3% to 3.5% interest cost.
Quintin Lai: Thank you. Congratulations on the deal.
Marc Casper: Thank you, Quintin.
Operator: Jon Wood, Jefferies.
Jon Wood: Thanks a lot. Hey, Marc, can you just talk about what percent or what proportion of your mass spec unit placements where an LC is also sold at the same time, and kind of anything you can offer around the preponderance of Dionex’s LCs with your mass specs in the field?
Marc Casper: So really effectively, 100% of our mass specs are sold with an LC, in terms of how the customers buy. And about 50% of them today come with a Thermo Scientific chromatograph, and about 50% come from other companies, of which Dionex has some of those, but over time, will have a higher share of that mix.
Jon Wood: Okay, great. And then for Pete, should we assume any change in your buyback plans as a result of this transaction? So I know you have kind of reauthorized another $750 million. Just give us some thoughts around how this transaction impacts the timing of that buyback.
Pete Wilver: Well, I think there is not really a change in our previous guidance, which is that you should expect the remaining authorization to be executed upon pro rata over the remaining period, which ends in September of 2011.
Jon Wood: Okay, great. Thanks a lot.
Operator: Marshall Urist, Morgan Stanley.
Marshall Urist: Hey, guys, good morning. First question was just on the revenue synergy assumptions, I just wanted to understand kind of what underlies that in terms of the magnitude of the revenue benefit, and then what kind of incremental profitability were you guys assuming to get to the $20 million.
Marc Casper: So Marshall, assume roughly a $50 million worth of revenue synergies, kind of ballpark, which translates at a 40% rate to the 20. That is the rough math on that, in year three.
And it comes from two big drivers, obviously, as Pete was outlining. Dionex has a terrific set of technologies, and obviously, Thermo Fisher has extensive commercial reach around the world. And putting those technologies and leveraging the commercial reach of Thermo Fisher will accelerate growth for our chromatography business.
And then Dionex has a terrific customer base for their chromatographs, and we believe we will be able to expand our mass spectrometry offering by tapping into that customer base and the strong presence that they have. So those are the two types of synergies that you would see. And then obviously, we will have better solutions as we develop products and integrated solutions and putting them together.
Marshall Urist: Great. That makes sense. And then last one is just if you can just talk about timing here, and then also how you guys thought about the deal from a return on capital perspective, and the hurdle that you thought about and the numbers to kind of get there. Thanks.
Marc Casper: So in terms of timing perspective — and then I’m going to turn it over to Pete — in terms of timing perspective, we are expecting this transaction will close in the first quarter of 2011.
Pete Wilver: And as far as the return, we’ve talked in the past about the three criteria for acquisitions, which are that they strengthen our offering from a customer perspective, strengthen our strategic position and, most importantly, create shoulder value. And this transaction clearly checks all three of those boxes.

Marshall Urist: Okay, great. Thanks for the questions.
Operator: Amit Bhalla, Citi.
Valerie Dixon: Hi. Good morning. Actually, it is Valerie in for Amit. Congrats on the transaction. First, I wanted to understand this environmental end market opportunity. How big is this market opportunity for you guys, and how does the addition of Dionex add to that? If you can give just a sense of what you’re thinking in terms of market shares and market size. And then as a follow-up, how are you thinking about the management roles?
Marc Casper: Sure. So the environmental market is a significant market for us. In fact, Thermo Fisher covers it from two different perspectives. We have a dedicated environmental instruments business, which is actually headquartered globally, based out of Shanghai. And we also have a number of our other products that are used in environmental applications. So many, many, many hundreds of millions of dollars for us in terms of environmental applications.
Dionex is the standard in water testing, their ion chromatography system. So if water testing is done, it is typically done on a Dionex ion chromatography system, which means that there is great opportunities to sell more of the Thermo Fisher products to that base. So very significant market opportunity from our perspective.
And having spent a lot of time in China and other parts of the world, there is a huge need for environmental improvement. So I think that is a market with great tailwinds.
In terms of the combination, and from a management perspective, you know, this is a very complementary acquisition and very much focused on growth. So we look forward to welcoming the Dionex team to Thermo Fisher. It is a great group of employees and it will be great to have those as part of our team.
Valerie Dixon: Thank you.
Operator: Doug Schenkel, Cowen and Company.
Doug Schenkel: Hi, good morning and congrats on the deal.
Marc Casper: Thanks, Doug.
Doug Schenkel: So you’ve previously indicated in the context of talking about M&A criteria that you guys would be willing, I believe, to go up to something like 3 to 3.5 times debt to EBITDA for the right strategic rationale. Subsequent to this deal, you are going to be pretty far short of that, meaning I still think there is some dry powder.
What is the right way to think about your M&A strategy from here? And I guess what I mean by that is given the integration effort that is going to be associated with Dionex, is it fair to assume that you are going to pull back a little bit or is that not a good assumption?
Marc Casper: Yes, you know, thanks for the question. This acquisition is very much consistent with the capital deployment strategy that we have outlined, which is a balance of strategic M&A to strengthen the strategic position of the Company and create long-term value, as well as some return of capital through, primarily, buybacks.
And this year, I think we are all very pleased that we have committed for this year and into next year over $4 billion of commitments in terms of a combination of M&A and buybacks.
In terms of the ability to do things going forward, obviously, while this is a meaningful transaction, it folds into a single business within our Company, which is our scientific instruments business. So this is a very straightforward integration in terms of focusing on maximizing growth.
So if other opportunities are meaningful in terms of improving shareholder value and strengthening the Company strategically and from a customer perspective, we will look at them, but we are always extremely selective and very disciplined about following our criteria.
Doug Schenkel: Okay, thanks for that. And one quick follow-up. Any chance you would comment on how this evolved, whether there was a competitive situation or not?
Marc Casper: You know, in terms of how this came all about, the companies have known each other for many years. In fact, we have had a long-standing commercial relationship between the companies, and we have thought over the years about the benefits of this transaction, and the dialogue really picked up this fall.
Doug Schenkel: Great. Thanks for taking the questions.
Operator: Tycho Peterson, JPMorgan.
Tycho Peterson: Hey, good morning. You know, given, I guess, the [com lines] that you have laid out here, can you just comment on how you are looking at FTC review and do you expect, I guess, a second request? And if you could also just touch on post the deal, how you are thinking about your own legacy line of LC systems, that would be helpful too.
Marc Casper: Sure. So Tycho, we are anticipating the transaction is going to close in the first quarter. In terms of the combination of the chromatography systems, we see this as an incredibly complementary fit, and that when you put the portfolios together, it is even a greater strength for the customers. There is very, very, very little, if any, overlap between the products, so we don’t see much.
Tycho Peterson: Okay. And then just from a branding perspective, will you keep the Dionex brand — or, I mean, anything you could add on that front?

Marc Casper: Sure. So the Dionex Company name at the time of the merger will go away, but Dionex will become an important — a very important product brand within the Thermo Scientific range. So it is obviously very well-respected in the marketplace, and we are very much happy to have that become part of our family going forward.
Tycho Peterson: Great. Thank you very much.
Operator: Peter Lawson, Mizuho Securities.
Peter Lawson: Marc, I just wondered if you could clarify a point. For the deal, that is accretive for 2011 — is that versus Street numbers or internal projections?
Pete Wilver: This is Pete. It is accretive against either, because it is — against either case, it would be accretive. We are adding in a significant amount of value and earnings based on the transaction. Of course, how it impacts 2011 will depend on at what date we close.
Peter Lawson: And that range captures that closing date, as opposed to the synergies?
Pete Wilver: No, it doesn’t. It doesn’t capture the timing. It is just the range of operating results. The timing will be just defined based on when we close.
Marc Casper: So the way that we plan on doing this Peter, is we will give our guidance for 2011, I think it is the first week of February, roughly. And if the transaction has closed at that point, we will put it in the guidance. If the transaction hasn’t closed then we will, subsequent to the closing of the transaction, give the exact guidance. So it will basically be this range, just — and reduced by whatever the number of months have passed in the year. So that is the unknown, exactly when it is going to close in 2011.
Peter Lawson: Perfect. Thank you. Just thinking about salesforce integration, though, Dionex has got a very strong presence in Asia, how are you thinking about that salesforce?
Marc Casper: You know, we just announced our integration leaders, and we have terrific people that will be working on this from both companies in terms of how to maximize the growth potential. So it is a little bit early for us to speculate on that.
Peter Lawson: Perfect. Thank you so much.
Operator: Sung Ji Nam, Gleacher & Company.
Sung Ji Nam: Hi, thanks for taking the questions. Just one quick one. Do you think there could be upside to synergies, and if so will it be more likely coming from costs or from revenue synergies?
Marc Casper: So, I am very proud of the track record we have in terms of being disciplined on M&A and then delivering on the synergy targets that we have. And when we look back at Thermo Fisher, we achieved those targets. When we look back at things like B.R.A.H.M.S. and Ahura, those integrations are right on track. And we are excited about delivering $60 million of synergies in year three and $15 million in the first year.
Operator: Dan Leonard, Leerink Swann.
Dan Leonard: Thank you. My first question, the tax efficiencies you outlined, are those in addition to the synergy target, and can you quantify them?
Pete Wilver: Yes, they are in addition to the $60 million of synergies. So in terms of quantification, if you look at Dionex’s tax rate, they are in the low 30s; Thermo Fisher is in the low 20s. So we would expect over time to get Dionex’s tax rate closer to Thermo Fisher’s tax rate over time. And as I said, it pretty much happens in the first year.
In terms of quantification of the accretion in the first year, it is probably three quarters from operating synergies and maybe a quarter from tax.
Dan Leonard: Okay. And then as far as the channel is concerned, how many of Dionex’s customer relationships, qualitatively, would you say are really incremental to Thermo Fisher, as opposed to relationships you already had, and you now have another product to sell to those folks?
Marc Casper: So, you know, given our incredible depth of capabilities, we probably have some relationship with many of Dionex’s customers, but it might be a small relationship, where ion chromatography and liquid chromatography is a very important decision. So while the truly incremental new customers might be small, the relationship in environmental testing and water testing, Dionex adds a lot to the combined entity. That segment is a real strength of Dionex and a real growth opportunity for Thermo Fisher.
Dan Leonard: Okay, thank you.
Operator: Derik De Bruin, UBS.
Derik De Bruin: Hi, good morning. So one of the strengths of Dionex is they have Chromeleon, which is a very strong chromatography data system. And correct me if I am wrong, but I don’t think you guys have one.
And also, could you talk about how many — how do you see kind of leveraging Chromeleon? I mean, how many — how widespread is it in the industry? Does it operate other people’s HPLC systems and UPLC systems? I am just curious on just where you can get some of the — to see if that is one of your revenue drivers, synergy drivers.
Marc Casper: So in terms of Chromeleon, it is the gold standard in the industry. It is incredibly well-respected. And we see that as an opportunity, given our strength in the informatics business generally, to be able to help accelerate the penetration of Chromeleon. The product is fantastic; it has done very well under Dionex’s stewardship. And we just have a number of customers that have standardized on our LIMS platform that we can help open the door. So from that perspective, we think it is really a very, very exciting combination.
Derik De Bruin: And just one final question. I guess when you look at ion chromatography, while it does have a big push in the food and environmental markets, it is also making a big push into biologic characterization. Is that — you know, is there opportunities there as well for you?
Marc Casper: Yes, I do think that is also a real opportunity in terms of the strength of the companies from an applications perspective.
Derik De Bruin: Great, thanks.
Operator: That was our final question. I will turn the floor back over to management for closing remarks.
Marc Casper: Great. So I would like to thank everyone for joining us this morning. As you can tell, we are very excited about this transaction. It is very much focused on creating long-term shareholder value, and we are looking forward to updating you when we have our first-quarter conference call early in February.
Frank Witney: Thank you.
Operator: This concludes today’s conference call. You may now disconnect.

4.	Letter to Dionex employees from Frank Witney, Chief Executive Officer of Dionex, dated December 13, 2010

Dionex Corporation 1228 Titan Way P.O. Box 3603 Sunnyvale, CA 94088-3603 408 737 0700 Fax 408 730 9403
December 13, 2010
Dear Colleague,
I am pleased to announce that our Board of Directors has approved a transaction under which Dionex will combine with Thermo Fisher Scientific, the world leader in serving science. A press release describing the transaction was released earlier this morning.
For those of you who may be unfamiliar with Thermo Fisher, it is a $10 billion company with more than 35,000 employees around the world. Thermo Fisher serves customers within pharmaceutical and biotech companies, hospitals and clinical diagnostic labs, universities, research institutions and government agencies, as well as environmental and industrial process control settings. In meeting the needs of these customers, Thermo Fisher takes pride in fulfilling their company mission, which is to enable its customers to make the world healthier, cleaner and safer. Upon closing of the transaction, Dionex will become part of Thermo Fisher’s Scientific Instruments Division, which is led by Kevin Chance, a former Dionex executive who many of you know well.
We are excited about the opportunities we will have as part of Thermo Fisher. The company’s leading positions in mass spectrometry and laboratory information management systems complement our strengths in Ion Chromatography, Sample Preparation, HPLC and Chromatography Data Systems. Together, we will offer our customers new integrated solutions based on a powerful combination of leading software, instruments, consumables and services. In addition, the combined global presence of our two organizations will make it even easier for us to deliver the products and services our customers need, anywhere in the world.
Like Dionex, Thermo Fisher’s culture is driven by a strong commitment to innovation and excellent customer service, and the company continues to make significant investments in each. Thermo Fisher also shares our focus on employee development, with numerous programs and opportunities that support ongoing training and career advancement. In addition, I’m pleased to note that employee behavior at Thermo Fisher is grounded in its 4-I values: Integrity, Intensity, Innovation and Involvement. In terms of technology and products, global presence, and employee values, I believe this combination offers a perfect strategic fit to allow us to further enhance our commitment to customers and grow our business.
As for next steps, both Dionex and Thermo Fisher will appoint senior executives as integration planning leaders to ensure a smooth integration. However, until the transaction is completed, which is anticipated in the first quarter of 2011, Dionex and Thermo Fisher will remain separate companies and it will be business as usual. We are committed to keeping you informed throughout the acquisition and integration process, providing answers to your questions to the extent possible. Many of the details, however, will not be finalized until after the transaction is completed.
Finally, today’s announcement may lead to questions from the press and financial community. Consistent with company policy, if you receive any outside inquiries from members of the media or investment community, please forward them to Craig McCollam at craig.mccollam@dionex.com or 408-481-4107.
On behalf of our Board and the Leadership Team, I want you to know how much we all value the work you do and the contributions you have made to help make Dionex the outstanding company it is today. I am excited about what we have accomplished, and all that we will achieve in the future together as part of the world leader in serving science.

Sincerely,
/s/ Frank Witney
Frank Witney
President and Chief Executive Officer

5.	Letter to Dionex employees from Marc Casper, Chief Executive Officer of Thermo Fisher, dated December 13, 2010
Marc N. Casper
President and
Chief Executive Officer
December 13, 2010
Dear Dionex Employee,
I am writing to introduce myself and to express my enthusiasm about today’s announcement of the combination of Dionex and Thermo Fisher Scientific.
As the president and CEO of Thermo Fisher, I speak on behalf of our entire company when I say that we are excited about the growth opportunities this transaction creates. If you don’t know us already, Thermo Fisher is the world leader in serving science, with more than $10 billion in annual revenues and over 35,000 employees in 40 countries who serve more than 350,000 customers. Like Dionex, we are deeply committed to investing in innovation and building strong relationships with our customers around the globe.
We at Thermo Fisher have tremendous respect for Dionex, especially for your industry leadership, reputation, commitment to R&D and excellent customer service. The strong global presence that all of you at Dionex have worked so hard to build in ion chromatography, high performance liquid chromatography, chromatography data systems and consumables, and sample preparation is a perfect complement to Thermo Fisher’s leading positions in mass spectrometry and laboratory information management systems. Together, we will offer our customers new solutions that will help them to be more successful in today’s increasingly competitive environment.
I believe our companies will be a natural fit. As you may know, Kevin Chance, the leader of our Scientific Instruments Division which Dionex will become part of, is a former Dionex executive. We are delighted to welcome Dionex’s talented and dedicated employees to our team.
Dionex and Thermo Fisher will remain separate companies until the transaction closes, which we expect to occur during the first quarter of 2011. In the meantime, I thank you for your ongoing commitment to Dionex’s success. I look forward to meeting many of you in the future as I visit our locations around the world.

Best regards,
/s/ Marc